                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-49911

PROSPECTUS SUPPLEMENT                                             Ratings:
(TO PROSPECTUS DATED APRIL 20, 1998)                      Standard &Poor's "BBB"

                                                                  Moody's "baa3"

                                                          (See "Ratings" herein)

                                5,400,000 SHARES

                                     [LOGO]

                         DUKE REALTY INVESTMENTS, INC.

                               DEPOSITARY SHARES

 EACH REPRESENTING 1/10 OF A 7.375% SERIES D CONVERTIBLE CUMULATIVE REDEEMABLE
                                PREFERRED SHARE

       (Liquidation Preference Equivalent to $25.00 Per Depositary Share)

                           --------------------------

    We are a self-administered and self-managed real estate investment trust. We are offering and selling our Depositary Shares, each of which represents a 1/10 interest in a Series D Preferred Share which we have deposited with American Stock Transfer & Trust Company, as Depositary. As a holder of a Depositary Share, you will be entitled to proportional rights and preferences as if you held 1/10 of a Series D Preferred Share. The principal terms of the Series D Preferred Shares and the Depositary Shares are:

    - We will pay cumulative dividends from the date of original issuance, in the amount of 7.375% per annum of the liquidation preference, or $18.4375 per Series D Preferred Share (which is equivalent to $1.84375 per Depositary Share).

    - We will pay dividends quarterly, beginning on December 31, 1998.

    - We are not allowed to redeem the shares before December 31, 2003.

    - On and after December 31, 2003, we may redeem the shares from the proceeds of an offering of our capital shares, by paying the holder $25 per Depositary Share (equivalent to $250 per Series D Preferred Share), plus any accrued and unpaid dividends through the date of redemption.

    - Upon the death of a shareholder, the shareholder's estate has a limited right to have us redeem Depositary Shares owned by the shareholder.

    - The shares have no maturity date and will remain outstanding indefinitely unless redeemed.

    - The Depositary Shares are convertible at any time into our common stock at a conversion price of $26.6875 per common share (which is equivalent to a conversion rate of .93677 common shares for each Depositary Share), subject to certain adjustments.

    - Holders of the shares generally have no voting rights, except if we fail to pay dividends for six quarters.

    - We intend to file an application to list the Depositary Shares on the New York Stock Exchange. We cannot be sure the application will be approved. There may be a limited or no trading market for the Depositary Shares prior to commencement of trading on the NYSE. Our common stock is listed on the NYSE under the symbol DRE. The last reported sale price for the common stock on November 17, 1998 was $23 3/16 per share.

                                                                            PER SHARE       TOTAL
                                                                            ----------  -------------
Price to Investors........................................................     $25.00    $135,000,000
Underwriting Discount.....................................................      $1.00      $5,400,000
Proceeds, before expenses, to Company.....................................     $24.00    $129,600,000

                           --------------------------

    This offering is being underwritten by Edward D. Jones & Co., L.P. on a firm commitment basis, which means that it must purchase all of the Depositary Shares if any are purchased. The underwriter's purchase of the Depositary Shares is subject to a number of conditions.

                           --------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

                          EDWARD D. JONES & CO., L.P.
                               ------------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 17, 1998.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus includes and incorporates by reference forward-looking statements. These statements generally contain the words "believe," "expect" or similar words. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

    - Our anticipated future acquisition and development strategies;

    - Tax risks, including our continued qualification as a real estate investment trust;

    - The limited geographic diversification of our real estate portfolio; and

    - General real estate investment risks, including local market conditions and rental rates, competition for tenants, tenant defaults, possible environmental liabilities and financing risks.

    We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and discussed in or incorporated by reference in the accompanying prospectus may not occur.

                            ------------------------

    You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF SEPTEMBER 30, 1998. ALL REFERENCES TO "WE" OR THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MEAN DUKE REALTY INVESTMENTS, INC. AND ALL ENTITIES OWNED OR CONTROLLED BY DUKE REALTY INVESTMENTS, INC., EXCEPT WHERE IT IS MADE CLEAR THAT THE TERM MEANS ONLY THE PARENT COMPANY.

                                  THE COMPANY

    We are a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At September 30, 1998, we owned a diversified portfolio of:

    - 428 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 49.5 million square feet located in eight states;

    - 34 buildings and four building expansions encompassing approximately 5.1 million square feet under development; and

    - Approximately 1,700 acres of unencumbered land (the "Land") for future development, of which approximately 70% is zoned for industrial use and which is typically located adjacent to the Properties.

    We provide the following services for the Properties and for certain properties owned by third parties:

    - leasing

    - management

    - construction

    - development

    - other tenant-related services

    We directly or indirectly hold all of our interests in the Properties and Land and we conduct all of our operations through Duke Realty Limited Partnership (the "Operating Partnership"). Holders of units in the Operating Partnership (other than us) may exchange them for our common stock on a one for one basis. When units are exchanged for common stock, our percentage interest in the Operating Partnership increases. We control the Operating Partnership as its sole general partner and own, as of September 30, 1998, approximately 88% of the Operating Partnership's units. In addition, as of September 30, 1998, our senior management team owned approximately 14% of the Company through ownership of common stock and units in the Operating Partnership.

                                  THE OFFERING

Securities........................  5,400,000 Depositary Shares each representing a 1/10 fractional interest in a 7.375% Series D Convertible
                                    Cumulative Redeemable Preferred Share

Dividends.........................  If you purchase the Depositary Shares, you are entitled to receive cumulative cash dividends at an annual rate
                                    of 7.375% of the liquidation preference (equivalent to
                                    $1.84375 per Depositary Share). Dividends will
                                    accumulate from the date we issue the shares and will be
                                    paid quarterly in arrears on or about the last day of
                                    March, June, September and December of each year,
                                    beginning December 31, 1998, to the extent funds are
                                    available.

Ranking...........................  With respect to the payment of dividends and payments upon liquidation, the Series D Preferred Shares will
                                    rank equally with

                                    any other preferred shares which are not by their terms
                                    junior to the Series D Preferred Shares and will rank
                                    senior to our common shares and any other shares which
                                    by their terms rank junior to the Series D Preferred
                                    Shares.

                                    As of September 30, 1998, we had 600,000 other preferred
                                    shares outstanding which rank equally with the Series D
                                    Preferred Shares, with an aggregate liquidation value of
                                    $225 million.

Liquidation Preference............  The Series D Preferred Shares will have a liquidation preference of $250 per share (equivalent to $25 per
                                    Depositary Share), plus an amount equal to accrued and
                                    unpaid dividends.

Redemption at Our Option..........  We may redeem some or all of the Series D Preferred
                                    Shares at their liquidation value at any time after
                                    December 31, 2003 solely from the proceeds of an
                                    offering of our capital shares. No other source of funds
                                    may be used to redeem the shares. If we redeem Series D
                                    Preferred Shares, the Depositary will redeem the
                                    Depositary Shares representing those Series D Preferred
                                    Shares.

Limited Right of Redemption Upon
  Death of Shareholder............  We must redeem Depositary Shares tendered by estates of deceased shareholders at a price of $25.00 per share. We
                                    will not, however, redeem in any 12-month period more
                                    than 1,000 Depositary Shares from any one estate. We
                                    will redeem up to an aggregate of 162,000 Depositary
                                    Shares from all estates in any year. We may make the
                                    estate redemptions in cash or in our common shares. See
                                    "Description of the Series D Preferred Shares and
                                    Depositary Shares--Limited Right of Redemption Upon
                                    Death of a Shareholder by the Estate of the Shareholder"
                                    beginning on page S-15.

Conversion........................  The Depositary Shares are convertible at any time into our common stock at a conversion price of $26.6875 per
                                    common share (which is equivalent to a conversion rate
                                    of .93677 common shares for each Depositary Share),
                                    subject to certain adjustments.

NYSE Listing......................  We intend to file an application to list the Depositary
                                    Shares on the New York Stock Exchange. Prior to this
                                    offering, there has been no public market for the
                                    Depositary Shares, and we cannot be sure that an active
                                    trading market for the Depositary Shares will exist
                                    following the offering. In the absence of a public
                                    trading market, you may have difficulty selling the
                                    Depositary Shares.

Book Entry........................  The Depositary Shares will be represented by a global security that will be deposited with and registered in
                                    the name of The Depositary Trust Company, New York, New
                                    York. This means you will not receive a certificate for
                                    your Depositary Shares.

Use of Proceeds...................  We will use the net proceeds from the offering
                                    (approximately $129.5 million) to reduce amounts
                                    outstanding under our unsecured line of credit which
                                    were used to fund acquisition and development of
                                    additional rental properties.

Ratio of Earnings to Fixed
  Charges.........................  Our ratio of earnings to fixed charges for the nine months ended September 30, 1998 was 2.10.

                                  THE COMPANY

    We are a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At September 30, 1998, we owned a diversified portfolio of:

    - 428 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 49.5 million square feet located in eight states;

    - 34 buildings and four building expansions encompassing approximately 5.1 million square feet under development; and

    - Approximately 1,700 acres of unencumbered land (the "Land") for future development, of which approximately 70% is zoned for industrial use and which is typically located adjacent to the Properties.

We provide the following services for the Properties and for certain properties owned by third parties:

    - leasing

    - management

    - construction

    - development

    - other tenant-related services

    We have the largest commercial real estate operations in Indianapolis and Cincinnati and are one of the largest real estate companies in the Midwest. We believe that the Midwest currently offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential due to its central location, established manufacturing base, skilled work force and moderate labor costs.

    We have developed over 60 million square feet of commercial property since the company was founded. During the last five years, we developed an average of approximately 5.8 million square feet per year. Through the nine months ended September 30, 1998, we placed in service 4.6 million square feet of new development and acquired 4.2 million square feet of property.

    We manage approximately 62 million square feet of property, including over
7.3 million square feet owned by third parties. We manage approximately 36% in Indianapolis and approximately 28% in Cincinnati of all competitive suburban office, warehousing and light manufacturing space. In addition to providing services to approximately 2,800 tenants in the Properties, we provide services to nearly 800 tenants in 88 properties owned by third parties. Based on market data we maintain, we believe that we were responsible in the first six months of 1998 for approximately 31% in Indianapolis and 23% in Cincinnati of the gross space leased minus lease terminations and expirations (sometimes called "net absorption") of competitive suburban office, warehousing and light manufacturing space. We believe that our dominant position in the primary markets in which we operate gives us a competitive advantage in these markets.

    We hold all of our interests in the Properties and Land and we conduct all of our operations through the Operating Partnership. The Operating Partnership holds these interests both directly and indirectly. Holders of units in the Operating Partnership (other than us) may exchange them for our common stock on a one for one basis. When units are exchanged for common stock our percentage interest in the Operating Partnership increases. We control the Operating Partnership as its sole general partner and own, as of September 30, 1998, approximately 88% of the Operating Partnership's units. In addition, as of September 30, 1998 our senior management team owned approximately 14% of the Company through ownership of common stock and units in the Operating Partnership.

    The following tables provide an overview of the Properties as of September 30, 1998.

                             SUMMARY OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                                           PERCENT OF
                                                            PERCENT OF     ANNUAL NET       TOTAL NET
                                                    SQUARE     TOTAL        EFFECTIVE       EFFECTIVE        OCCUPANCY AT
                 TYPE OF PROPERTY                    FEET   SQUARE FEET     RENT (1)       ANNUAL RENT    SEPTEMBER 30, 1998
--------------------------------------------------  ------  -----------   -------------   -------------   ------------------
Industrial........................................  34,391      69.5%       $128,723           42.1%            94.9%
Office............................................  12,868      26.0         155,900           51.0             96.1%
Retail............................................   2,249       4.5          21,098            6.9             97.0%
                                                    ------  -----------   -------------      ------
Total.............................................  49,508       100%       $305,721            100%            95.3%
                                                    ------  -----------   -------------      ------
                                                    ------  -----------   -------------      ------

------------------------

(1) Represents annual net effective rent due from tenants in occupancy as of September 30, 1998. Net effective rent equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

           SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                           SQUARE FEET                                        PERCENT OF
                                    ---------------------------------------------------------   ANNUAL NET    ANNUAL NET
                                                                                  PERCENT OF    EFFECTIVE      EFFECTIVE
          PRIMARY MARKET            INDUSTRIAL    OFFICE     RETAIL      TOTAL       TOTAL       RENT (1)        RENT
----------------------------------  -----------  ---------  ---------  ---------  -----------  ------------  -------------
Indianapolis......................      15,994       1,706        179     17,879          36%   $   73,972            24%
Cincinnati........................       5,190       3,528      1,353     10,071          21        73,300            24
St. Louis.........................       1,908       2,067         --      3,975           8        37,329            12
Columbus..........................       2,701       1,917        219      4,837          10        35,778            12
Minneapolis.......................       4,760         917         --      5,677          11        29,991            10
Chicago...........................         803       1,303         --      2,106           4        21,971             7
Cleveland.........................       1,707       1,313         --      3,020           6        21,250             7
Nashville.........................         634         117         --        751           2         5,357             2
Other (2).........................         694          --        498      1,192           2         6,773             2
                                    -----------  ---------  ---------  ---------       -----   ------------        -----
  Total...........................      34,391      12,868      2,249     49,508         100%   $  305,721           100%
                                    -----------  ---------  ---------  ---------       -----   ------------        -----
                                    -----------  ---------  ---------  ---------       -----   ------------        -----

------------------------

(1) Represents annual net effective rent due from tenants in occupancy as of September 30, 1998. Net effective rent equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as a result of operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

(2) Represents properties not located in our primary markets. These properties are located in other similar Midwestern markets.

    Our Properties have a diverse and stable base of approximately 2,800 tenants. Many of the tenants are Fortune 500 companies and engage in a wide variety of businesses, including manufacturing, retailing, wholesale trade, distribution, and professional services. Leases for approximately 3.8 million square feet of the Properties were up for renewal in the first nine months of 1998, and we renewed leases for approximately 70% of that space. No single tenant accounts for more than 2% of our total gross effective rent (computed using the average annual rental property revenue over the terms of the respective leases including landlord operating expense allowances but excluding additional rent due as operating expense reimbursements).

                              RECENT DEVELOPMENTS

DIVIDENDS

    In July 1998, our board of directors raised our regular quarterly common stock dividend from $.30 per share to $.34 per share, an increase of 13.3%. On October 22, 1998, our board of directors declared a regular quarterly common stock dividend of $.34 per share, payable on November 30, 1998 to common shareholders of record on November 12, 1998. This dividend equals $1.36 on an annualized basis.

FINANCING

    Effective in September 1998, our unsecured line of credit was increased from $250.0 million to $450.0 million. This line of credit currently bears interest at a rate equal to the London Interbank Offered Rate (LIBOR) plus .55% - .80%. This line of credit matures in April 2001.

    In November 1998, we issued 322,581 shares of our common stock to a group of institutional investors, raising net proceeds of $7.5 million.

DEVELOPMENT AND ACQUISITIONS

    During the first nine months of 1998, we placed in service 4.6 million square feet of newly developed properties which are 93% leased. The total cost of these properties was $186.2 million and the combined weighted average unleveraged stabilized return on cost for these properties is expected to be 11.9%. Also during the first nine months of 1998, we acquired 4.2 million square feet of properties which are 83% leased. The total cost of these properties was $249.4 million. We expect the combined weighted average unleveraged stabilized return on cost for these properties to be 10.1%. We currently have 5.1 million square feet of properties under development which are 43% pre-leased. These properties consist of 52% industrial, 44% office and 4% retail properties (based on square footage) and are expected to have a total cost upon completion of $351.5 million. We expect the combined weighted average unleveraged stabilized return on cost for these properties to be 11.5%.

    Subsequent to September 30, 1998, we placed in service another 283,000 square feet of properties which are 62% leased with a total cost of $27.2 million. In addition, we have acquired 459,000 square feet of properties which are 95% leased at a total cost of $55.2 million. We expect the combined weighted average unleveraged stabilized return on cost for these properties to be 10.8%.

    Our expectations of total cost and weighted average unleveraged stabilized return on cost are forward-looking information. This information is, therefore, subject to normal risks in the completion of construction of the properties under development and the leasing of any unleased portion of the properties. These risks could cause actual results to be materially different from our expectations.

                                USE OF PROCEEDS

    We expect to receive net proceeds from the sale of the Depositary Shares of approximately $129.5 million. We intend to contribute or otherwise transfer the net proceeds to the Operating Partnership in exchange for 7.375% Series D Convertible Cumulative Redeemable Preferred Units in the Operating Partnership, the economic terms of which will be substantially identical to the Series D Preferred Shares. The Operating Partnership will be required to make all required distributions on the Series D Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount and redemption amount on the Series D Preferred Shares) prior to any distribution of cash or assets to the holders of the Operating Partnership's non-preferred units. See "Description of the Series D Preferred Shares and Depositary Shares--Distributions." The Operating Partnership presently intends to use the net proceeds to reduce the outstanding balance on our unsecured line of credit which was used to fund development and acquisition of additional rental properties. Our unsecured line of credit had an aggregate of $182 million outstanding as of November 17, 1998, bearing interest at LIBOR plus .55% - .80%.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 1998 and as adjusted to give effect to issuance and application of the net proceeds of the Depositary Shares representing 540,000 Series D Preferred Shares offered by this prospectus supplement. The table should be read together with our consolidated financial statements which are incorporated into the attached prospectus by reference.

                                                                                            SEPTEMBER 30, 1998
                                                                                        --------------------------
                                                                                         HISTORICAL   AS ADJUSTED
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)
Debt:
  Secured Debt (1)....................................................................  $    328,045  $    328,045
  Unsecured Debt......................................................................       590,000       590,000
  Unsecured Line of Credit (1)........................................................       109,000            --
                                                                                        ------------  ------------
  Total Debt..........................................................................  $  1,027,045  $    918,045
                                                                                        ------------  ------------
Minority Interest.....................................................................       108,703       108,703
                                                                                        ------------  ------------

Shareholders' Equity:
  Preferred Stock ($.01 par value), 5,000 shares authorized:
  9.10% Series A Cumulative Redeemable Preferred Shares, liquidation preference $250
    per share, 300 shares issued and outstanding......................................        72,288        72,288
  7.99% Series B Cumulative Step-Up Premium Rate-TM- Preferred Shares, liquidation
    preference $500 per share, 300 shares issued and outstanding......................       146,050       146,050
  7.375% Series D Convertible Cumulative Redeemable Preferred Shares, liquidation preference $250 per share, no shares issued and outstanding (540 issued and
    understanding as adjusted)........................................................            --       129,500
  Common Stock and Paid-in Capital ($.01 par value), 150,000 shares authorized; 82,570
    outstanding (2)...................................................................     1,215,038     1,215,038
  Distributions in excess of net income...............................................       (62,725)      (62,725)
                                                                                        ------------  ------------
  Total Shareholders' Equity..........................................................  $  1,370,651  $  1,500,151
                                                                                        ------------  ------------
Total Capitalization..................................................................  $  2,506,399  $  2,526,899
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------------------

(1) The Company has drawn $73 million on its unsecured line of credit since September 30, 1998 to fund its current development and acquisitions. A portion of the net proceeds of this offering will also be used to repay these additional borrowings. The Company also had the full amount outstanding on its $7 million secured line of credit at September 30, 1998.

(2) Does not include 10,839 shares reserved for issuance upon exchange of issued and outstanding Operating Partnership units.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected financial and operating information for the Company on a historical basis. The information was derived from our financial statements, which are incorporated by reference in the accompanying prospectus.

    The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements incorporated by reference in the accompanying prospectus.

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                                       ----------------------  ----------------------------------
                                                          1998        1997        1997        1996        1995
                                                       ----------  ----------  ----------  ----------  ----------
                                                                             (IN THOUSANDS)
OPERATING DATA:
RENTAL OPERATIONS:
  Revenues:
    Rental income....................................  $  245,037  $  152,589  $  220,970  $  156,392  $  112,931
    Equity in earnings of unconsolidated companies...       8,066       6,133       8,732       5,768         710
                                                       ----------  ----------  ----------  ----------  ----------
                                                          253,103     158,722     229,702     162,160     113,641
                                                       ----------  ----------  ----------  ----------  ----------
  Operating expenses:
    Rental expenses..................................      43,799      28,226      40,375      29,669      20,922
    Real estate taxes................................      24,871      14,367      20,485      14,244       9,683
    Interest expense.................................      43,926      28,247      40,296      32,552      22,643
    Depreciation and amortization....................      48,445      30,253      44,806      31,363      23,118
                                                       ----------  ----------  ----------  ----------  ----------
                                                          161,041     101,093     145,962     107,828      76,366
                                                       ----------  ----------  ----------  ----------  ----------
    Earnings from rental operations..................      92,062      57,629      83,740      54,332      37,275
                                                       ----------  ----------  ----------  ----------  ----------

SERVICE OPERATIONS:
  Revenues:
    Property management, maintenance and leasing
      fees...........................................      10,240       9,170      12,799      11,496      11,138
    Construction management and development fees.....       8,115       5,096       8,646       6,895       5,582
    Other income.....................................         851         719         933       1,538       1,057
                                                       ----------  ----------  ----------  ----------  ----------
                                                           19,206      14,985      22,378      19,929      17,777
                                                       ----------  ----------  ----------  ----------  ----------
  Operating expenses:
    Payroll..........................................       9,865       7,427      10,761       9,176       7,606
    Maintenance......................................       1,811       1,414       2,009       1,526       1,344
    Office and other.................................       2,000       1,645       2,455       2,791       2,258
                                                       ----------  ----------  ----------  ----------  ----------
                                                           13,676      10,486      15,225      13,493      11,208
                                                       ----------  ----------  ----------  ----------  ----------
    Earnings from service operations.................       5,530       4,499       7,153       6,436       6,569
                                                       ----------  ----------  ----------  ----------  ----------
  General and administrative expense.................      (8,235)     (4,347)     (6,530)     (4,719)     (3,536)
                                                       ----------  ----------  ----------  ----------  ----------
  Operating income...................................      89,357      57,781      84,363      56,049      40,308

OTHER INCOME (EXPENSE):
  Interest income....................................       1,107       1,222       2,174       1,194       1,900
  Earnings from property sales.......................       1,615       1,807       1,775       4,532         283
  Other expense......................................        (192)       (639)     (1,083)       (174)        (31)
  Minority interest in earnings of subsidiaries......        (946)       (775)     (1,171)       (986)       (911)
  Minority interest in earnings of unitholders.......      (9,264)     (5,021)     (7,574)     (7,184)     (6,530)
                                                       ----------  ----------  ----------  ----------  ----------
Net income...........................................      81,677      54,375      78,484      53,431      35,019
Dividends on preferred shares........................     (14,108)     (7,782)    (12,485)     (2,559)         --
                                                       ----------  ----------  ----------  ----------  ----------
Net income available for common shares...............  $   67,569  $   46,593  $   65,999  $   50,872  $   35,019
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

                                                AS OF SEPTEMBER 30,                 AS OF DECEMBER 31,
                                             --------------------------  ----------------------------------------
                                                 1998          1997          1997          1996          1995
                                             ------------  ------------  ------------  ------------  ------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Real estate investments....................  $  2,642,509  $  1,767,739  $  2,176,727  $  1,370,038  $  1,031,270
Accumulated depreciation...................      (161,649)     (103,236)     (116,264)      (82,207)      (56,335)
                                             ------------  ------------  ------------  ------------  ------------
  Net real estate investments..............     2,480,860     1,664,503     2,060,463     1,287,831       974,935
Cash.......................................        22,033       174,132        10,353         5,334         5,727
Other assets...............................       148,116        87,834       105,398        67,977        64,926
                                             ------------  ------------  ------------  ------------  ------------
  Total assets.............................  $  2,651,009  $  1,926,469  $  2,176,214  $  1,361,142  $  1,045,588
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

Secured debt...............................  $    328,045  $    256,239  $    367,119  $    261,815  $    259,820
Unsecured debt.............................       590,000       340,000       340,000       240,000       150,000
Unsecured line of credit...................       109,000            --        13,000        24,000        45,000
                                             ------------  ------------  ------------  ------------  ------------
  Total debt...............................     1,027,045       596,239       720,119       525,815       454,820
Other liabilities..........................       144,610        95,635       114,050        67,312        51,243
                                             ------------  ------------  ------------  ------------  ------------
  Total liabilities........................     1,171,655       691,874       834,169       593,127       506,063
                                             ------------  ------------  ------------  ------------  ------------

Minority interest..........................       108,703        18,260       107,364        13,083         4,736
                                             ------------  ------------  ------------  ------------  ------------
Shareholders' equity.......................     1,370,651     1,216,335     1,234,681       754,932       534,789
                                             ------------  ------------  ------------  ------------  ------------
Total liabilities and shareholders'
  equity...................................  $  2,651,009  $  1,926,469  $  2,176,214  $  1,361,142  $  1,045,588
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                                       ----------------------  ----------------------------------
                                                          1998        1997        1997        1996        1995
                                                       ----------  ----------  ----------  ----------  ----------
                                                                 (IN THOUSANDS, EXCEPT PROPERTIES DATA)
OTHER DATA:
  Funds from Operations Available to Common
    Shareholders (1).................................  $  111,084  $   74,130  $  107,256  $   76,079  $   54,746
  Cash flow provided by (used in):
    Operating activities.............................     149,109     110,138     159,195      95,135      78,620
    Investing activities.............................    (470,801)   (380,536)   (597,324)   (276,748)   (289,569)
    Financing activities.............................     333,372     439,196     443,148     181,220     176,243
  Ratio of earnings to debt service (2)..............        2.56        2.67        2.67        2.60        2.79
  Ratio of earnings to fixed charges (3).............        2.10        2.13        2.12        2.18        2.38
  Ratio of Funds from Operations before debt service
    to debt service (1)(4)...........................        3.30        3.49        3.49        3.27        3.37
  Ratio of Funds from Operations before fixed charges
    to fixed charges (1)(5)..........................        2.75        2.84        2.82        2.87        3.04
  Weighted average common shares outstanding (6).....      79,461      63,380      66,427      56,134      45,358
  Weighted average number of common and dilutive
    potential common shares (6)......................      91,252      71,054      74,993      64,398      53,802
  Number of in-service Properties at end of period...         428         278         355         249         201
  Square feet available at end of period.............      49,508      34,240      40,668      27,402      20,073

------------------------

(1) Funds from Operations ("FFO"), is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures (adjustments for minority interests, unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis). FFO does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Company's operating performance and is not indicative of cash available to fund all cash flow needs.

(2) In computing the ratios of earnings to debt service, earnings have been calculated by adding debt service to income before gains or losses on property sales and minority interest in earnings of the Operating Partnership. Debt service consists of interest and recurring principal amortization (excluding maturities) and excludes amortization of debt issuance costs.

(3) In computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income before gains or losses on property sales and minority interest in earnings of the Operating Partnership. Fixed charges consist (if applicable) of interest costs, whether expensed or capitalized, the interest component of rental expense, amortization of debt issuance costs and preferred stock distributions.

(4) The ratios of FFO before debt service to debt service represent the sum of FFO before minority interest in earnings of the Operating Partnership and minority interest share of FFO adjustments and debt service compared to debt service.

(5) The ratios of FFO before fixed charges to fixed charges represent the sum of FFO before minority interest in earnings of the Operating Partnership and minority interest share of FFO adjustments and fixed charges compared to fixed charges.

(6) All share data has been restated to reflect the effect of the two-for-one split of the Company's common stock on August 25, 1997 to common shareholders of record on August 18, 1997.

       DESCRIPTION OF THE SERIES D PREFERRED SHARES AND DEPOSITARY SHARES

    This description of the particular terms of the Series D Preferred Shares and the Depositary Shares supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the Preferred Shares and Depositary Shares set forth in the accompanying prospectus, which you should consult for further information.

GENERAL

    We are authorized to issue up to 5,000,000 preferred shares, $.01 par value per share, in one or more series, with such designations, powers, preferences, rights qualifications, limitations or restrictions as Indiana law and our Board of Directors may determine by adoption of an applicable amendment to our Amended and Restated Articles of Incorporation, without any further vote or action by our shareholders. See "Description of Preferred Stock--Terms" in the accompanying prospectus.

    Prior to the completion of the offering of the Depositary Shares, we will adopt an amendment specifying a series of preferred shares, designated 7.375% Series D Convertible Cumulative Redeemable Preferred Shares. The following summary of the terms and provisions of the Series D Preferred Shares is not complete and is qualified in its entirety by reference to the pertinent sections of the amendment designating the Series D Preferred Shares, which is available from us.

    The transfer agent and dividends disbursing agent for the Series D Preferred Shares will be American Stock Transfer & Trust Company.

    Each Depositary Share represents a 1/10 fractional interest in a Series D Preferred Share. The Series D Preferred Shares will be deposited with American Stock Transfer & Trust Company, as Depositary, under a Deposit Agreement which we will enter into with the Depositary. The Depositary will issue a global depositary receipt which will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each beneficial owner of a Depositary Share will be entitled to all the rights and preferences of a 1/10 fractional interest in a Series D Preferred Share (including distribution, voting, conversion, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying prospectus.

    We intend to file an application to list the Depositary Shares on the New York Stock Exchange, subject to official notice of issuance. If the application is approved, trading of the Depositary Shares on the NYSE is expected to begin within a 30-day period after the date of initial delivery of the Depositary Shares. See "Underwriting." The Series D Preferred Shares will not be listed, and we do not expect that there will be any trading market for the Series D Preferred Shares except as represented by Depositary Shares.

RANKING

    The Series D Preferred Shares will rank senior to the common stock with respect to payment of distributions or amounts upon our liquidation, dissolution or winding up.

DISTRIBUTIONS

    Holders of the Series D Preferred Shares will be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 7.375% of the liquidation preference per annum (equivalent to $1.84375 per annum per Depositary Share). Distributions on the Series D Preferred Shares will accrue and be cumulative from the date of original issue and will be payable quarterly in arrears on the last day of each March, June, September and December or, if not a business day, the next business day. The first distribution on the Series D Preferred Shares, which will be paid on or about December 31, 1998, will be for less than a full quarter. That distribution and any distribution payable on the Series D Preferred Shares for any other partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay distributions to holders of record as they appear in our share records at the close of business on the applicable record date designated by our board of directors for the payment of distributions that is not more than 30 nor less than 10 days prior to such distribution payment date.

    No distributions on the Series D Preferred Shares will be authorized by our board of directors or be paid or set apart for payment at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach of or a default under such agreement, or if such authorization or payment is restricted or prohibited by law. Covenants in our revolving credit agreement provide generally that we may not pay distributions in excess of 90% of funds from operations in any Fiscal Year, all as defined in the particular agreement, but such covenant permits us, upon certain circumstances, to pay distributions in an amount necessary to maintain our qualification as a REIT. We do not believe that this provision has had or will have any adverse impact on our ability to pay distributions in respect of the Series D Preferred Shares or in the normal course of business to our shareholders in amounts necessary to maintain our qualification as a REIT.

    Notwithstanding the foregoing, distributions on the Series D Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accrued but unpaid distributions on the Series D Preferred Shares will not bear interest, and holders of the Series D Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. See "Description of Preferred Stock--Dividends" in the accompanying prospectus.

    The Operating Partnership will be required to make all required distributions on the Series D Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount and redemption amount on the Series D Preferred Shares) prior to any distribution of cash or assets to the holders of non-preferred units, except for distributions required to enable us to maintain our qualification as a REIT.

    Any distribution payment made on the Series D Preferred Shares will first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

    If, for any taxable year, we elect to designate as "capital gain dividends" (as defined in Section 857 of the Code), any portion of the dividends paid or made available for the year to holders of all classes of shares, then the portion of the dividends so designated that is allocable to the holders of Series D Preferred Shares will be the amount that the total dividends paid or made available to the holders of the Series D Preferred Shares for the year bears to the total dividends paid or made available for the year to holders of all classes of shares.

LIQUIDATION RIGHTS

    In the event of any liquidation, dissolution or winding up of our affairs, the holders of the Series D Preferred Shares are entitled to be paid out of our assets legally available for distribution to our shareholders liquidating distributions in cash or property at its fair market value as determined by our board of directors in the amount of a liquidation preference of $250.00 per share (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital shares that rank junior to the Series D Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D Preferred Shares will have no right or claim to any of our remaining assets. If we consolidate or merge with or into any other entity or we sell, lease, transfer or convey all or substantially all of our property or business, we will not be deemed to have liquidated, dissolved or wound up. For further information regarding the rights of the holders of the Series D Preferred Shares and related Depositary

Shares upon our liquidation, dissolution or winding up, see "Description of Preferred Stock--Liquidation Preference" and "Description of Depositary Shares--Liquidation Preference" in the accompanying prospectus.

REDEMPTION BY THE COMPANY

    The Series D Preferred Shares are not redeemable prior to December 31, 2003. On and after December 31, 2003, at our option upon not less than 30 nor more than 60 days' written notice, we may redeem the Series D Preferred Shares (and the Depositary will redeem the number of Depositary Shares representing the Series D Preferred Shares so redeemed upon not less than 30 days' written notice to their holders), in whole or in part, at any time or from time to time, at a redemption price of $250.00 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent we will have funds legally available therefor. The redemption price of the Series D Preferred Shares (other than any portion consisting of accrued and unpaid distributions) shall be paid solely from the sale proceeds of other shares of our capital stock and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participation, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Depositary Receipts evidencing Depositary Shares to be redeemed shall surrender such Depositary Receipts at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any Depositary Shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any Depositary Shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such Depositary Shares, such Depositary Shares will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus accrued and unpaid distributions to such redemption date. If fewer than all of the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method we determine to use. See "Description of Preferred Stock--Redemption" in the accompanying prospectus.

    We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days' prior to the redemption date. A similar notice furnished by us will be mailed by the Depositary, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, addressed to the respective holders of record of the Depositary Receipts evidencing the Depositary Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Depositary. A failure to give such notice or any defect in the notice or in its mailing will not affect the validity of the proceedings for the redemption of any Series D Preferred Shares or Depositary Shares except as to the holder to whom notice was defective or not given. Each notice shall state:

    - the redemption date;

    - the redemption price;

    - the number of Series D Preferred Shares to be redeemed (and the corresponding number of Depositary Shares);

    - the place or places where the Depositary Receipts evidencing the Depositary Shares are to be surrendered for payment of the redemption price; and

    - that distributions on the shares to be redeemed will cease to accrue on such redemption date.

    If fewer than all the Depositary Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Depositary Shares to be redeemed from such holder.

    The holders of Depositary Shares at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to the Depositary Shares on the corresponding distribution payment date notwithstanding the redemption of the Depositary Shares between such distribution record date and the corresponding distribution payment date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series D Preferred Shares or Depositary Shares to be redeemed.

    The Series D Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Restrictions on Transfer" below).

LIMITED RIGHT OF REDEMPTION UPON DEATH OF A SHAREHOLDER BY THE ESTATE OF THE
  SHAREHOLDER

    On the last day of March, June, September and December of each year, commencing December 31, 1998, we will, upon the death of any registered holder of the Depositary Shares representing the Series D Preferred Shares, redeem the Depositary Shares held by such registered owner upon presentation of the documentation described below by such registered owner's personal representative or surviving joint tenant(s). Our obligation to redeem the shares is subject to the following limitations:

    - We will only redeem 1,000 Depositary Shares per owner per year.

    - In any one year, we will only redeem up to an aggregate of 162,000 Depositary Shares.

    To redeem the shares under these circumstances, our transfer agent must receive:

    - written request for redemption in form satisfactory to the transfer agent, signed by the personal representative or surviving joint tenant(s) of the registered owner;

    - the Depositary Receipts to be redeemed if certificated, or if not, notice of the number of shares to be redeemed;

    - appropriate evidence of death and ownership of such shares at the time of death; and

    - appropriate evidence of the authority of such personal representative or surviving joint tenant(s).

    In order the for Depositary Shares to be eligible for the redemption on any of the dates listed above, such shares must be presented for redemption in full compliance with the provisions set forth above, at least 20 days preceding such dates and must be deemed acceptable by the transfer agent at least 10 days prior to the applicable redemption date. Any shares not redeemed in any period because of the aggregate limitation described above or the individual limitation described above will be held for redemption in subsequent periods until redeemed. Redemption requests will be prioritized on a first-come, first-served basis.

    Any redemption by us may be made either in cash or in our common shares. For redemptions made in cash, the redemption price will be $25 per Depositary Share (plus accrued and unpaid dividends). If the redemption is made in common shares, we must notify you that the redemption will be made in common shares at least seven days prior to the redemption settlement date. For redemptions made in common shares, the redemption price will be $25.25 per Depositary Share based on the closing price of our common shares on the day prior to the redemption settlement date (plus cash in an amount equal to accrued and unpaid dividends). No fractional shares of common stock will be issued. In lieu of any fractional shares, we will pay cash in an amount equal to the product of such fraction multiplied by the closing price of one share on the day prior to the redemption settlement date.

    The death of a person, who during his lifetime, was entitled to substantially all of the beneficial interest of ownership of Depositary Shares will be deemed the death of a registered owner, regardless of the registered owner, if such beneficial interest can be established to the satisfaction of the transfer agent. Such beneficial interest shall be deemed to exist in typical cases of street name or nominee ownership, ownership under the Uniform Transfers to Minors Act or similar statute, community property or other joint ownership arrangements between husband and wife, and certain other arrangements where one person has substantially all of the beneficial ownership interest in the Depositary Shares during his lifetime. In the case of Depositary Shares registered in the name of banks, trust companies or broker-dealers who are members of a national securities exchange or the National Association of Securities Dealers, Inc. ("Qualified Institutions"), the redemption limitations described above apply to each beneficial owner of Depositary Shares held by any Qualified Institution. In connection with the redemption request, each Qualified Institution must submit evidence, satisfactory to the transfer agent, that it holds the Depositary Shares subject to request on behalf of such beneficial owner and must certify the aggregate amount of redemption requests made on behalf of such beneficial owner.

    In the case of a redemption request which is presented on behalf of a deceased beneficial owner and which has not been fulfilled at the time we give notice of our election to redeem the Depositary Shares, the shares which are the subject of such pending redemption request shall be redeemed prior to any other Depositary Shares.

    Any redemption request may be withdrawn upon delivery of a written request for such withdrawal given to the transfer agent at least 10 days prior to payment for redemption of the shares by reason of the death of a beneficial owner. Any party withdrawing its redemption request will forfeit its right to require us to redeem the Depositary Shares upon the death of a shareholder.

    Upon redemption of Depositary Shares upon the death of a registered holder, the Series D Preferred Shares represented by such Depositary Shares will similarly be redeemed.

VOTING RIGHTS

    Holders of Series D Preferred Shares will not have any voting rights, except as set forth below or as otherwise required by law.

    In any matter in which the Series D Preferred Shares are entitled to vote (as described herein or as may be required by law), including any action by written consent, each Series D Preferred Share will be entitled to 10 votes, each of which may be directed separately by the holder thereof (or by any proxy or proxies of such holder). The holder of each Series D Preferred Share may designate up to 10 proxies, with each such proxy having the right to vote a whole number of votes (totaling 10 votes per Series D Preferred Share). As a result, each Depositary Share will be entitled to one vote.

    If distributions on the Series D Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the Depositary Shares representing the Series D Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on our board of directors until all distribution arrearages have been paid. For further information regarding the voting rights of the holders of the Series D Preferred Shares and related Depositary Shares, see "Description of Preferred Stock--Voting Rights" and "Description of Depositary Shares--Voting of the Preferred Stock" in the accompanying prospectus.

CONVERSION

    Subject to the restrictions on ownership and transfer of our common stock described in "Description of Common Stock--Certain Provisions Affecting Change of Control--Ownership Limits" in the accompanying prospectus, holders of Depositary Shares representing Series D Preferred Shares may convert such shares, in whole but not in part (upon a conversion of a whole or fractional interest in a Series D Preferred Share) at any time into common shares at a conversion price of $26.6875 per common share (equivalent to a conversion rate of .93677 common shares for each Depositary Share), subject to adjustment as described below. The right to convert Depositary Shares representing Series D Preferred Shares called for redemption will terminate at the close of business on a redemption date. For information about notices of redemption, see "--Redemption by the Company" above.

    The holder of Depositary Shares representing Series D Preferred Shares may convert all or a portion of such shares by delivering Depositary Receipts together with written notice of conversion and a proper assignment of such certificates to the office of the Depositary. Currently, such office is as follows:

      American Stock Transfer & Trust Company
       40 Wall Street
       New York, New York 10005

    Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the Depositary Shares are surrendered and we receive notice of conversion (and, if applicable, we have received payment of an amount equal to the distribution payable on such shares, as described below). The conversion will be at the conversion price in effect at such time and on such date.

    Holders of Depositary Shares at the close of business on a distribution record date will be entitled to receive the distribution payable on such shares on the corresponding distribution payment date notwithstanding the conversion of such shares following such distribution record date and prior to such distribution payment date. However, Depositary Shares surrendered for conversion during the period between the close of business on any distribution record date and ending with the opening of business on the corresponding distribution payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period or coinciding with such distribution payment date, which will be entitled to such distribution) must be accompanied by payment of an amount equal to the distribution payable on such shares on such distribution payment date. A holder of Depositary Shares on a distribution record date who (or whose transferee) tenders any such shares for conversion into common shares on such distribution payment date will receive the distribution payable by us on such Depositary Shares on such date, and the converting holder need not include payment of the amount of such distribution upon surrender of Depositary Shares for conversion. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on converted shares or for distributions on the common shares that are issued upon such conversion.

    Fractional common shares will not be issued upon conversion but, instead, we will pay a cash adjustment based on the current market price of the common shares on the trading day prior to the conversion date. For a further discussion of the common shares to be received upon conversion of Depositary Shares, see "Description of Common Stock" in the accompanying prospectus.

CONVERSION PRICE ADJUSTMENTS

    The conversion price is subject to adjustment upon certain events, including the following:

    - the payment of distributions payable in common shares on any class of our shares;

    - the issuance to all holders of common shares of certain rights or warrants entitling them to subscribe for or purchase common shares at a price per share less than the fair market value per share of common shares;

    - subdivisions, combinations and reclassifications of common shares; and

    - distributions to all holders of common shares of evidences of our indebtedness or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and dividends and distributions paid in cash out of equity, including revaluation equity, applicable to common shares).

    In addition to the foregoing adjustments, we will be permitted to make such reductions in the conversion price as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the common shares.

    In case we are a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of our common shares or sale of all or substantially all of our assets), in each case as a result of which our common shares will be converted into the right to receive securities or other property (including cash or any combination thereof), each Series D Preferred Share (and each Depositary Share representing a Series D Preferred Share), if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of common shares or fraction thereof into which one Series D Preferred Share (and each Depositary Share representing a Series D Preferred Share) was convertible immediately prior to such transaction (assuming such holder of common shares failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). We may not become a party to any such transaction unless its terms are consistent with the foregoing.

    We are not required to make any adjustment of the conversion price in any case until cumulative adjustments amount to 1% or more of the conversion price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

RESTRICTIONS ON TRANSFER

    For information regarding restrictions on transfer of the Series D Preferred Shares and related Depositary Shares, see "Description of Preferred Stock--Restrictions on Ownership" in the accompanying prospectus.

BOOK-ENTRY ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

    The Depositary Shares will be represented by one global security that will be deposited with and registered in the name of The Depositary Trust Company ("DTC") or its nominee. This means that we will not issue certificates to you for the shares. One global security will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the shares. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant's accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

    DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

    DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

    When you purchase shares through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the shares on DTC's records. Since you actually own the shares, you are the beneficial owner and your ownership interest will only be recorded on the direct (or indirect) participants' records. DTC has no knowledge of your individual ownership of the Depositary Shares. DTC's records only show the identity of the direct participants and the amount of the shares held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

    We will wire dividend payments to DTC's nominee and we will treat DTC's nominee as the owner of the global security for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

    Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder.

    It is DTC's current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants's accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the shares held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC or us.

    Depositary Shares represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

    - DTC is unwilling or unable to continue as depositary or if DTC ceases to be clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

    - We determine not to require all of the Depositary Shares to be represented by a global security.

    If the book-entry-only system is discontinued, the transfer agent will keep the registration books for the Depositary Shares at its corporate office.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

    Our common stock is listed on the New York Stock Exchange under the symbol DRE. The following table sets forth the high and low sale prices of the common stock for certain periods and the dividend paid per share during those periods. All share price and dividend information has been adjusted to reflect the effect of the two-for-one split of our common stock on August 25, 1997 to common shareholders of record on August 18, 1997.

                                                                    CLOSING PRICES
                                                                      PER SHARE
                                                                 --------------------   DIVIDENDS
QUARTERLY PERIOD                                                   HIGH        LOW      PER SHARE
---------------------------------------------------------------  ---------  ---------  -----------
1996
  First Quarter................................................  $   16.25  $   14.56   $   0.245
  Second Quarter...............................................      15.25      14.19       0.245
  Third Quarter................................................      16.63      14.50       0.255
  Fourth Quarter...............................................      19.25      16.38       0.255
1997
  First Quarter................................................      21.44      19.00       0.255
  Second Quarter...............................................      20.88      17.13       0.255
  Third Quarter................................................      23.63      19.81       0.295
  Fourth Quarter...............................................      25.00      21.38       0.300
1998
  First Quarter................................................      25.00      22.31       0.300
  Second Quarter...............................................      25.00      21.81       0.300
  Third Quarter................................................      24.31      19.50       0.340
  Fourth Quarter (through November 17, 1998)...................      24.19      21.50

    The last reported sale price of our common stock on the New York Stock Exchange on November 17, 1998 was $23 3/16 per share.

    Since we were organized in 1986, we have paid regular and uninterrupted dividends. We intend to continue to declare quarterly dividends on our common stock. However, we cannot be sure about the amounts of future dividends because they depend on our cash flow from operations, earnings, financial condition, capital requirements and other factors that our Board of Directors believes are important. We have determined that none of the per share distributions for 1997 represented return of capital to our shareholders for income tax purposes. We cannot promise that this will not change in future years.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    For a discussion of material federal income tax consequences applicable to distributions to shareholders and our election to be taxed as a REIT, see "Federal Income Tax Considerations" in the accompanying prospectus.

GENERAL

    The following discussion summarizes certain Federal income tax consequences to an investor in Depositary Shares. Such discussion is based upon current law. The discussion is focused on the classification of the Company as a REIT and does not address all tax considerations applicable to prospective investors, nor does the discussion give a detailed description of any state, local, or foreign tax considerations. This discussion does not describe all of the aspects of Federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws. As used in this section, the term "Company" refers solely to Duke Realty Investments, Inc.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF DEPOSITARY SHARES REPRESENTING PREFERRED STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

CONVERSION OF DEPOSITARY SHARES

    The discussion in this paragraph assumes that Depositary Shares will not be converted at a time when there are distributions in arrears. In general, no gain or loss will be recognized for federal income tax purposes upon the conversion of the Depositary Shares at the option of the holder solely into common shares. The basis that a holder will have for tax purposes in the common shares received upon the conversion will be equal to the adjusted basis the holder had in the Depositary Shares converted and, provided that the Depositary Shares were held as a capital asset, the holding period for the common shares received will include the holding period for the Depositary Shares converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional common share in an amount equal to the difference between the amount of cash received and the holder's adjusted basis in the fractional share.

ADJUSTMENTS TO CONVERSION PRICE

    Adjustments in the conversion price pursuant to the anti-dilution provisions of the Depositary Shares, described above in "Description of Series D Preferred Shares and Depositary Shares--Conversion Price Adjustments" or otherwise may result in constructive distributions to the holders of Depositary Shares that could, under certain circumstances, be taxable to them as dividends pursuant to
Section 305 of the Internal Revenue Code of 1986, as amended (the "Code"). If such a constructive distribution were to occur, a holder of Depositary Shares could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

REDEMPTION OF SERIES D PREFERRED SHARES AND DEPOSITARY SHARES

    A redemption of Series D Preferred Shares, and a consequent redemption of the Depositary Shares representing such Series D Preferred Shares, will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. None of these dividend distributions will be eligible for the dividends received deduction for corporate shareholders. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's share interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, Depositary Shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as Depositary Shares actually owned by the holder, must generally be taken into account. If a particular holder of Depositary Shares owns (actually or constructively) no shares of Common Stock of the Company, or an insubstantial percentage of the outstanding shares of Common Stock of the Company, a redemption of Depositary Shares of that holder is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of
Section 302(b) of the Code will be
satisfied with respect to any particular holder of Depositary Shares depends upon the facts and circumstances at the time that the determination must be made, prospective holders of Depositary Shares are advised to consult their own tax advisors to determine such tax treatment.

    If a redemption of Depositary Shares is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as to that holder as a taxable sale or exchange. As a result, such holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the Depositary Shares for tax purposes. Such gain or loss will be capital gain or loss if the Depositary Shares have been held as a capital asset, and will be long-term gain or loss if such Depositary Shares have been held for more than one year.

    If a redemption of Depositary Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed Depositary Shares for tax purposes will be transferred to the holder's remaining shares of the Company. If the holder owns no other shares of the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

IRS RESTRUCTURING ACT

    You should be aware that, as discussed in the accompanying prospectus, the Taxpayer Relief Act of 1997 (the "1997 Act") altered the taxation of capital gain income. The recently-enacted IRS Restructuring Act reduced the holding periods established by the 1997 Act. Under the 1997 Act, as revised by the IRS Restructuring Act, for gains realized after December 31, 1997, and subject to certain exceptions:

    - the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 12 months has been reduced to 20%;

    - the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years;

    - for taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%;

    - for taxpayers who would be subject to a maximum tax rate of 15%, effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years;

    - the maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the deductions for depreciation with respect to such property; and

    - long-term capital gain we allocate to a shareholder will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property we sell.

    The 1997 Act provides the Internal Revenue Service with authority to issue regulations that could, among other things, apply these rates to sales of capital assets by "pass through entities" (including REITs) and to sales of interests in "pass through entities." The taxation of capital gains of corporations was not changed by the 1997 Act or the IRS Restructuring Act.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the terms agreement and related underwriting agreement, we have agreed to sell to Edward D. Jones & Co., L.P., as underwriter, and the underwriter has agreed to purchase from us, all of the Depositary Shares representing the Series D Preferred Shares. The obligations of the underwriter are subject to certain conditions. The underwriter must purchase all of the Depositary Shares if it purchases any.

    The underwriter proposes to offer the Depositary Shares directly to the public at the initial price to investors set forth on the cover page of this prospectus supplement. After the Depositary Shares are released for sale to the public, the offering price and other selling terms may be varied from time to time by the underwriter.

    The table below shows the underwriting discounts on a per share and aggregate basis. The proceeds we will receive as shown in the table below do not reflect estimated expenses of $100,000 payable by us. These expenses are estimated to include printing costs of $20,000, professional fees of $25,000, New York Stock Exchange listing fees of $51,000 and miscellaneous expenses of $4,000.

                                                                                        PER SHARE       TOTAL
                                                                                        ----------  --------------
Price to Investors....................................................................     $25.00     $135,000,000
Underwriting Discount.................................................................      $1.00       $5,400,000
Proceeds to Company...................................................................     $24.00     $129,600,000

    We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or if indemnification is not allowed, to contribute to payments the underwriter may be required to make because of those liabilities.

    In connection with the offering, the underwriter may purchase and sell the Depositary Shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Depositary Shares, and short positions involve the sale by the underwriter of a greater number of securities than it is required to purchase from us in the offering. These activities may stabilize, maintain or otherwise affect the price of the Depositary Shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    We intend to file an application to list the Depositary Shares on the NYSE. If the application is approved, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the initial delivery of the Depositary Shares. The underwriter has advised us that it intends to make a market in the Depositary Shares prior to the commencement of trading on the NYSE. The underwriter will have no obligation to make a market in the Depositary Shares, however, and if it begins to make a market may cease market-making activities at any time.

    It is expected that delivery of the Depositary Shares will be made against payment therefor on or about November 24, 1998, which is more than three business days following the date of this prospectus supplement. Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who trade Depositary Shares on the date hereof or prior to November 19, 1998, will be required, by virtue of the fact that the Depositary Shares initially will settle more than three business days after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who do wish to trade such shares on the date hereof or prior to November 19, 1998, should consult their own advisor.

    The underwriter leases certain property from the Company. For the period from February through November 1998, the underwriter paid approximately $1.3 million under this lease.

                                    RATINGS

    The Depositary Shares representing the Series D Preferred Shares have been rated "baa3" by Moody's Investors Service, Inc. and "BBB" by Standard & Poor's Ratings Services.

    A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. No person is obligated to maintain any rating on the Depositary Shares representing the Series D Preferred Shares and, accordingly, there can be no assurance that the ratings assigned to the Depositary Shares upon initial issuance will not be lowered or withdrawn by the assigning rating organization at any time thereafter.

                                 LEGAL MATTERS

    In addition to the legal opinions referred to under "Legal Opinions" in the accompanying prospectus, the description of Federal income tax matters in this prospectus supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Bose McKinney & Evans, Indianapolis, Indiana. Certain legal matters in connection with this offering will be passed upon for the underwriter by Chapman and Cutler, Chicago, Illinois. Chapman and Cutler may rely on the opinion of Bose McKinney & Evans with respect to certain matters of Indiana law.

PROSPECTUS

                                 $1,000,000,000

                         DUKE REALTY INVESTMENTS, INC.
              COMMON STOCK, PREFERRED STOCK AND DEPOSITARY SHARES

                        DUKE REALTY LIMITED PARTNERSHIP
                                DEBT SECURITIES

    Duke Realty Investments, Inc. (the "Company") may from time to time offer in one or more series (i) shares of Common Stock, $.01 par value ("Common Stock"),
(ii) shares of preferred stock, $.01 par value ("Preferred Stock") and (iii) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"), with an aggregate public offering price of up to $650,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. Duke Realty Limited Partnership (the "Operating Partnership") may from time to time offer in one or more series unsecured non-convertible investment grade debt securities ("Debt Securities"), with an aggregate public offering price of up to $350,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Common Stock, Preferred Stock, Depositary Shares and Debt Securities (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

    The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

    The Securities may be offered directly, through agents designated from time to time by the Company or the Operating Partnership, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is April 20, 1998.

                             AVAILABLE INFORMATION

    The Company and the Operating Partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), and the Operating Partnership files reports with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission maintains a Web site (http:// www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and the Operating Partnership.

    The Company and the Operating Partnership will provide without charge to each person to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents). Written requests for such copies should be addressed to 8888 Keystone Crossing, Suite 1200, Indianapolis, Indiana 46240, Attn: Investor Relations, telephone number (317) 574-3531.

    The Company and the Operating Partnership have filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933 as amended (the "Securities Act"), with respect to the Securities offered hereby. For further information with respect to the Company, the Operating Partnership and the Securities offered hereby, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company and the Operating Partnership under the Exchange Act with the Commission are incorporated in this Prospectus by reference and are made a part hereof:

    1. The Company's Annual Report on Form 10-K (file no. 1-9044) for the year ended December 31, 1997.

    2. The Operating Partnership's Annual Report on Form 10-K (file no. 0-20625) for the year ended December 31, 1997.

    3.  The Company's proxy statement dated March 23, 1998.

    4. The Company's Reports on Form 8-K (file no. 1-9044) filed February 26, 1998 and March 27, 1998.

    5. The Operating Partnership's Report on Form 8-K (file no. 0-20625) filed March 10, 1998.

    6. The description of the Common Stock of the Company contained in the Registration Statement on Form 10, File No. 1-9044, as amended.

    Each document filed by the Company or the Operating Partnership subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously-filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

                   THE COMPANY AND THE OPERATING PARTNERSHIP

    The Company is a self-administered and self-managed real estate investment trust that began operations through a related entity in 1972. At December 31, 1997, the Company owned direct or indirect interests in a portfolio of 355 in-service industrial, office and retail properties (the "Properties"), together with over 1,700 acres of land (the "Land") for future development. The Properties are located in Indiana, Ohio, Illinois, Kentucky, Minnesota, Missouri, Tennessee and Wisconsin. As of December 31, 1997, the Properties contained approximately 40.7 million square feet, which were approximately 94.1% leased to approximately 2,300 tenants.

    All of the Company's interests in the Properties and Land are held by, and substantially all of its operations relating to the Properties and Land are conducted through, the Operating Partnership. The Operating Partnership holds a 100% interest in all but 74 of the Properties and substantially all of the Land. The Company controls the Operating Partnership as the sole general partner and owner, as of December 31, 1997, of approximately 87.4% of the outstanding units of voting partnership interest of the Operating Partnership ("Units"). Each Unit, other than those held by the Company, may be exchanged by the holder thereof, subject to certain holding periods, for one share (subject to certain adjustments) of the Common Stock. With each such exchange, the number of Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

    In addition to owning the Properties and the Land, the Operating Partnership also provides services associated with leasing, property management, real estate development, construction and miscellaneous tenant services (the "Related Businesses") for the Properties. The Company also provides services associated with the Related Businesses to third parties through Duke Realty Services Limited Partnership on a fee basis.

    The Company's experienced staff provides a full range of real estate services from executive offices headquartered in Indianapolis, and from seven regional offices located in the Cincinnati, Cleveland, Columbus, Decatur, Minneapolis, Nashville and St. Louis metropolitan areas.

    The Company is an Indiana corporation that was originally incorporated in the State of Delaware in 1985, and reincorporated in the State of Indiana in 1992. The Operating Partnership is an Indiana limited partnership that was formed in 1993. The Company's and the Operating Partnership's executive offices are located at 8888 Keystone Crossing, Suite 1200, Indianapolis, Indiana 46240, and their telephone number is (317) 574-3531.

                                USE OF PROCEEDS

    The Company is required, by the terms of the partnership agreement of the Operating Partnership, to invest the net proceeds of any sale of Common Stock, Preferred Stock or Depositary Shares in the Operating Partnership in exchange for additional Units or preferred Units, as the case may be. Unless otherwise specified in the applicable Prospectus Supplement, the Company and the Operating Partnership intend to use the net proceeds from the sale of Securities for general corporate purposes, including the development and acquisition of additional rental properties and other acquisition transactions, the payment of certain outstanding debt, and improvements to certain properties in the Company's portfolio.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the Company's and the Operating Partnership's ratios of earnings to fixed charges for the periods shown.

YEAR ENDED                                                                                                OPERATING
DECEMBER 31,                                                                                  COMPANY    PARTNERSHIP
------------------------------------------------------------------------------------------  -----------  -----------
1997......................................................................................        2.12         2.11
1996......................................................................................        2.18         2.20
1995......................................................................................        2.38         2.38
1994......................................................................................        2.33         2.33
1993......................................................................................        1.58         2.51(1)

------------------------

(1) From date of formation on October 4, 1993 to December 31, 1993.

    For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) before gains or losses on property sales and (if applicable) minority interest in the Operating Partnership. Fixed charges consist (if applicable) of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

    The recapitalization of the Company effected in connection with the reorganization permitted the Company to significantly deleverage, resulting in an improved ratio of earnings to fixed charges for periods subsequent to the reorganization.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will be issued under an Indenture (the "Indenture") between the Operating Partnership and The First National Bank of Chicago, as trustee. The Indenture is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part and is available for inspection at the corporate trust office of the trustee at 14 Wall Street, Eighth Floor, New York, New York 10005 or as described above under "Available Information." The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made herein relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

    The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. At December 31, 1997, the total outstanding debt of the Operating Partnership was $720.1 million, of which $367.1 million was secured debt and $353.0 million was unsecured debt. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company as sole general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

    The Indenture provides that there may be more than one trustee (the "Trustee") thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

    Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

    (1) the title of such Debt Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

    (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (6) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (7) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for registration of transfer or exchange and notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the Indenture may be served;

    (8) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

    (9) the obligation, if any, of the Operating Partnership to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

   (10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

   (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

   (12) the events of default or covenants of such Debt Securities, to the extent different from or in addition to those described herein;

   (13) whether such Debt Securities will be issued in certificated and/or book-entry form;

   (14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and terms and conditions relating thereto;

   (15) the applicability, if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof;

   (16) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

   (17) whether and under what circumstances the Operating Partnership will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment;

   (18) with respect to any Debt Securities that provide for optional redemption or prepayment upon the occurrence of certain events (such as a change of control of the Operating Partnership), (i) the possible effects of such provisions on the market price of the Operating Partnership's or the Company's securities or in deterring certain mergers, tender offers or other takeover attempts, and the intention of the Operating Partnership to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions;
        (ii) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness such that payment on such Debt Securities may be effectively subordinated; and (iii) the existence of any limitation on the Operating Partnership's financial or legal ability to repurchase such Debt Securities upon the occurrence of such an event (including, if true, the lack of assurance that such a repurchase can be effected) and the impact, if any, under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default; and

   (19) any other terms of such Debt Securities.

    The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    Except as described under "Merger, Consolidation or Sale" or as may be set forth in any Prospectus Supplement, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or the Company, or any affiliate of any such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under "Merger, Consolidation or Sale," the Operating Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. In addition, restrictions on ownership and transfers of the Company's common stock and preferred stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Common Stock -- Certain Provisions Affecting Change of Control" and "Description of Preferred Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

    Reference is made to "-- Certain Covenants" below and to the description of any additional covenants with respect to a series of Debt Securities in the applicable Prospectus Supplement. Except as otherwise described in the applicable Prospectus Supplement, compliance with such covenants generally may not be waived with respect to a series of Debt Securities by the Board of Directors of the Company as sole general partner of the Operating Partnership or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series consent to such waiver, except to the extent that the defeasance and covenant defeasance provisions of the Indenture described under "-- Discharge, Defeasance and Covenant Defeasance" below apply to such series of Debt Securities. See "-- Modification of the Indenture."

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

    Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series which are registered securities, other than registered securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Debt Securities which are bearer securities, other than bearer securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000 (Section 302).

    Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at 14 Wall Street, Eighth Floor, New York, New York, 10005, provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307 and 1002).

    Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

    Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

    Neither the Operating Partnership nor the Trustee shall be required (i) to issue, register the transfer of or exchange any Debt Security if such Debt Security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the Debt Securities to be redeemed and ending at the close of business on (A) if such Debt Securities are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if such Debt Securities are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, PROVIDED that such Registered Security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

    The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) the Operating Partnership shall be the continuing entity, or the successor entity (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any Subsidiary as a result thereof as having been incurred by the Operating Partnership or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

    EXISTENCE. Except as permitted under "Merger, Consolidation or Sale," the Operating Partnership is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; PROVIDED, HOWEVER, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1007).

    MAINTENANCE OF PROPERTIES. The Operating Partnership is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; PROVIDED, HOWEVER, that the Operating Partnership and its Subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business (Section 1008).

    INSURANCE. The Operating Partnership is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1009).

    PAYMENT OF TAXES AND OTHER CLAIMS. The Operating Partnership is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any

Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; PROVIDED, HOWEVER, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1010).

    PROVISION OF FINANCIAL INFORMATION. The Holders of Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to
Section 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to
Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1011).

    ADDITIONAL COVENANTS. Any additional or different covenants of the Operating Partnership with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Operating Partnership contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $5,000,000 of any evidence of recourse indebtedness of the Operating Partnership or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership or any Significant Subsidiary or any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership.

    If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Operating Partnership shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal of (or specified portion thereof), or premium (if any) or interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security or such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

    The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless such default has been cured or waived; PROVIDED, HOWEVER, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

    The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

    Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein (Section 512).

    Within 120 days after the close of each fiscal year, the Operating Partnership must deliver to the Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

    Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities or series of Outstanding Debt Securities which are affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or premium (if any) or any installment of interest on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or
(f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

    The Indenture provides that the Holders of not less than a majority in principal amount of a series of Outstanding Debt Securities have the right to waive compliance by the Operating Partnership with certain covenants relating to such series of Debt Securities in the Indenture (Section 1014).

    Modifications and amendments of the Indenture will be permitted to be made by the Operating Partnership and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture; (ii) to add to the covenants of the Operating Partnership for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in the Indenture;
(iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, PROVIDED that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, PROVIDED that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, PROVIDED that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, PROVIDED that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

    The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities,

(i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed Outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture, and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded.

    The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Operating Partnership or the holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; PROVIDED, HOWEVER, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; PROVIDED, HOWEVER, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

    Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Sections 1401 and 1404).

    The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1011, inclusive, of the Indenture (including the restrictions described under "Certain Covenants") and its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

    Such a trust will only be permitted to be established if, among other things, the Operating Partnership has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

    "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

    Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such

Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

    In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1011, inclusive, of the Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating Partnership would remain liable to make payment of such amounts due at the time of acceleration.

    The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

NO CONVERSION RIGHTS

    The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Operating Partnership.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    The Company is authorized to issue 5,000,000 shares of preferred stock, $.01 par value per share, of which 300,000 shares of 9.10% Series A Cumulative Redeemable Preferred Stock and 300,000 shares of 7.99% Series B Cumulative Step-Up Premium Rate-SM- Preferred Stock were outstanding at December 31, 1997.

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Bylaws and any applicable amendment to the Articles of Incorporation designating terms of a series of Preferred Stock (a "Designating Amendment").

TERMS

    Subject to the limitations prescribed by the Articles of Incorporation, the board of directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the board of directors. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company (except as described under "-- Shareholder Liability" below) and will have no preemptive rights.

    Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

   (10) Whether interests in such Preferred Stock will be represented by Depositary Shares;

   (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

   (12) A discussion of federal income tax considerations applicable to such Preferred Stock;

   (13) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

   (14) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

   (15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

    Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the board of directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the board of directors of the Company.

    Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the board of directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of

Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

    If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital shares of the Company, the terms of such Preferred Stock may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital shares of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends of the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividends periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital shares of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital shares of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire board of directors of the Company will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; PROVIDED, HOWEVER, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

    Under Indiana law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon any proposed amendment to the Articles of Incorporation, whether or not entitled to vote thereon by the Articles of Incorporation, if the amendment would (i) increase or decrease the aggregate number of authorized shares of such series; (ii) effect an exchange or reclassification of all or part of the shares of the series into shares of another series; (iii) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class or series into shares of the series; (iv) change the designation, rights, preferences or limitations of all or a part of the shares of the series; (v) change the shares of all or part of the series into a different number of shares of the same series; (vi) create a new series having rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the shares of the series; (vii) increase the rights, preferences or number of authorized shares of any class or series that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the series; (viii) limit or deny an existing preemptive right of all or part of the shares of the series; or (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on all or part of the shares of the series.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

SHAREHOLDER LIABILITY

    As discussed below under "Description of Common Stock -- General," applicable Indiana law provides that no shareholder, including holders of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

    As discussed below under "Description of Common Stock -- Certain Provisions Affecting Change of Control," for the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

    The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (a "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a

Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

    A Preferred Stock Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

    In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which has been converted or exchanged.

WITHDRAWAL OF STOCK

    Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

    Whenever the Company redeems shares of Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that preserves the REIT status of the Company.

    From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

    Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

    The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

    Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

    A Deposit Agreement will be permitted to be terminated by the Company upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. The Company will agree that if a Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or
(iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

    The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    A Preferred Stock Depositary will be permitted to resign at any time by delivering to the Company notice of its election to do so, and the Company will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.

    Neither a Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither the Company nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts. Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The authorized capital stock of the Company includes 150,000,000 shares of Common Stock, $.01 par value per share. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of Common Stock have no preemptive rights. At December 31, 1997, there were 76,065,207 shares of Common Stock outstanding, 10,988,469 shares reserved for issuance upon exchange of outstanding Units and 1,927,380 shares reserved for issuance upon the exercise of outstanding stock options.

    Shares of Common Stock currently outstanding are listed for trading on the New York Stock Exchange (the "NYSE"). The Company will apply to the NYSE to list the additional shares of Common Stock to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.

    The Articles of Incorporation of the Company provide for the board of directors to be divided into three classes of directors, each class to consist as nearly as possible of one-third of the directors. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The overall effect of the provisions in the Articles of Incorporation with respect to the classified board may be to render more difficult a change of control of the Company or removal of incumbent management. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the shares of Common Stock are able to elect all of the successors of the class of directors whose term expires at that meeting. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares of Common Stock entitled to vote in the election of directors.

    All shares of Common Stock issued will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of Common Stock if and when declared by the board of directors of the Company out of funds legally available therefor. The Company intends to continue to pay quarterly dividends.

    Under Indiana law, shareholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of preferred stock, if any, to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

CERTAIN PROVISIONS AFFECTING CHANGE OF CONTROL

    GENERAL. Pursuant to Indiana law, the Company cannot merge with or sell all or substantially all of the assets of the Company, except pursuant to a resolution approved by shareholders holding a majority of the shares voting on the resolution. The Company's Articles of Incorporation also contain provisions which may discourage certain types of transactions involving an actual or threatened change of control of the Company, including: (i) a requirement that, in the case of certain mergers, sales of assets, liquidations or dissolutions, or reclassifications or recapitalizations involving persons owning 10% or more of the capital stock of the Company, such transactions be approved by a vote of the holders of 80% of the issued and outstanding shares of capital stock of the Company or three-fourths of the continuing directors, or provide for payment of a price to affected shareholders for their shares not less than as specified in the Articles of Incorporation; (ii) a requirement that any amendment or alteration of certain provisions of the Articles of Incorporation affecting change of control be approved by the holders of 80% of the issued and outstanding capital stock of the Company; and (iii) a staggered board of directors and a limitation on removal of directors to removal for cause as described above.

    The partnership agreement for the Operating Partnership also contains provisions which could discourage transactions involving an actual or threatened change of control of the Company, including (i) a requirement that holders of at least 90% of the outstanding Units held by the Company and other Unit holders approve any voluntary sale, exchange or other disposition, including merger or consolidation (other than a disposition occurring upon a financing or refinancing of the Operating Partnership), of all or substantially all of the assets of the Operating Partnership in a single transaction or a series of related transactions; (ii) a restriction against any assignment or transfer by the Company of its interest in the Operating Partnership; and (iii) a requirement that holders of more than 90% of the Units approve any merger, consolidation or other combination of the Company with or into another entity, or sale of all or substantially all of the Company's assets, or any reclassification or recapitalization or change of outstanding shares of Common Stock (other than certain changes in par value, stock splits, stock dividends or combinations) unless after the transaction substantially all of the assets of the surviving entity are contributed to the Operating Partnership in exchange for Units. On these matters, the Company's Units will be voted at the discretion of the directors of the Company who are not officers or employees of the Company and do not hold Units.

    OWNERSHIP LIMITS. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Company expects to continue to qualify as a REIT, the Articles of Incorporation of the Company contain restrictions on the acquisition of Common Stock intended to ensure compliance with these requirements.

    The Articles of Incorporation contain a restriction which authorizes, but does not require, the board of directors to refuse to give effect to a transfer of Common Stock which, in its opinion, might jeopardize the status of the Company as a REIT. This provision also renders null and void any purported acquisition of shares which would result in the disqualification of the Company as a REIT. The provision also gives the board of directors the authority to take such actions as it deems advisable to enforce the provision. Such actions might include, but are not limited to, refusing to give effect to, or seeking to enjoin, a transfer which might jeopardize the Company's status as a REIT. The provision also requires any shareholder to provide the Company such information regarding his direct and indirect ownership of Common Stock as the Company may reasonably require.

REGISTRAR AND TRANSFER AGENT

    The Registrar and Transfer Agent for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of material federal income tax considerations relevant to the Company is based on current law, is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations and does not purport to deal with all aspects of taxation that may be relevant to an investor in light of his or her particular circumstances or to certain types of investors (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws. The tax treatment of an investor will also vary depending upon the terms of the specific securities acquired by such investor. Additional federal income tax considerations that are material to investors in securities other than common stock may be provided in the applicable Prospectus Supplement relating thereto.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT AS WELL AS HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. The Company expects to continue to be taxed as a REIT for Federal income tax purposes. Management believes that the Company was organized and has operated in such a manner as to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and that the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company has qualified as a REIT or will continue to operate in a manner so as to remain qualified as a REIT.

    In the opinion of Bose McKinney & Evans which has acted as counsel to the Company ("Counsel"), assuming the Company was organized in conformity with and has satisfied the requirements for qualification and taxation as a REIT under the Code for each of its taxable years from and including the first year for which the Company made the election to be taxed as a REIT, and the assumptions and representations referred to below are true, the proposed methods of operation of the Company, the Operating Partnership and Duke Realty Services Limited Partnership (the "Services Partnership") will permit the Company to continue to qualify to be taxed as a REIT for its current and subsequent taxable years. This opinion is based upon certain assumptions relating to the organization and operation of Duke Services, Inc. ("DSI"), the Operating Partnership and the Services Partnership and is conditioned upon certain representations made by Company personnel and affiliates as to certain factual matters relating to the Company's past operations and the intended manner of future operation of the Company, the Operating Partnership, and the Services Partnership. The opinion is further based upon a letter ruling received by the Company from the IRS dated September 30, 1994, which concluded that the Company's and the Operating Partnership's distributive shares of the gross income of the Services Partnership will be in proportion to their respective percentage shares of the capital interests of the partners of the Services Partnership. Counsel is not aware of any facts or circumstances which are inconsistent with these assumptions and representations. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS, and no assurance can be given that the IRS will not challenge the status of the Company as a REIT for Federal income tax purposes. The Company's qualification and taxation as a REIT has depended and will depend upon, among other things, the Company's ability to meet on a continuing basis, through ownership of assets, actual annual operating results, receipt of qualifying real estate income, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. Counsel will not review compliance with these tests on a periodic or continuing basis. Accordingly, no assurance can be given respecting the satisfaction of such tests. See "Taxation of the Company--Failure to Qualify."

    The following is a general summary of the Code sections which govern the Federal income tax treatment of a REIT and its shareholders. These sections of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof as currently in effect.

    So long as the Company qualifies for taxation as a REIT and distributes at least 95% of its REIT taxable income (computed without regard to net capital gain or the dividends paid deduction) for its taxable year to its shareholders, it will generally not be subject to federal income tax with respect to income which it distributes to its shareholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income, the "alternative minimum tax" on its items of tax preference, and taxes imposed on income and gain generated by certain extraordinary transactions.

    REQUIREMENT FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association: (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) which has the calendar year as its taxable year; (6) the beneficial ownership of which is held by 100 or more persons; (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (8) which meets certain income and asset tests, described below. The Company believes it currently satisfies all requirements.

    DSI is a "qualified REIT subsidiary" and is not treated as a separate corporation. Thus, in applying the requirements described herein, DSI will be ignored for federal income tax purposes, and all of its assets, liabilities, and items of income, deduction, and credit will be treated as assets, liabilities, and items of income, deduction, and credit of the Company. DSI, therefore, will not be subject to federal corporate income taxation, although it may be subject to state and local taxation.

    INCOME TESTS. In order to qualify as a REIT, there are two gross income tests that must be satisfied annually. For purposes of these tests, the Company is deemed to be entitled to a share of the gross income attributable to its proportionate interest in any partnerships in which it holds an interest. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property (including "rents from real property," gain from the sale of real property and, in certain circumstances, interest) or from qualified types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income tests or from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

    Rents received by the Company will qualify as "rents from real property" in satisfying the gross income tests for a REIT described above only if several conditions (related to the relationship of the tenant to the Company, the method of determining the rent payable and nature of the property leased) are met. The

Company does not anticipate receiving rents in excess of a de minimis amount that fail to meet these conditions. Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" that is adequately compensated and from whom the Company derives no income; provided, however, that the Company may perform services "usually or customarily rendered" in connection with the rental of space for occupancy only and not otherwise considered "rendered to the occupant" ("Permissible Services").

    The Company provides certain management, development, construction and other tenant-related services (collectively, "Real Estate Services") with respect to the Properties through the Operating Partnership, which is not an independent contractor. Management believes that the Real Estate Services provided to tenants by the Operating Partnership are Permissible Services. To the extent Real Estate Services to tenants do not constitute Permissible Services, such services are performed by independent contractors.

    Under the Taxpayer Relief Act of 1997 (the "1997 Act"), in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing impermissible services does not exceed one percent of all amounts received directly or indirectly by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is at least 150% of the direct cost to the REIT of providing those services.

    The Company derives a portion of its income from the Operating Partnership's interest as a limited partner in the Services Partnership and its ownership of DSI which is a general partner of the Services Partnership. The Services Partnership receives fees for Real Estate Services with respect to properties that are not owned by the Operating Partnership and fees in consideration for the performance of management and administrative services with respect to Properties that are not entirely owned by the Operating Partnership. All or a portion of such fees will not qualify as "rents from real property" for purposes of the 75% or 95% gross income tests. Pursuant to Treasury Regulations, a partner's capital interest in a partnership determines its proportionate interest in the partnership's gross income from partnership assets for purposes of the 75% and 95% gross income tests. For this purpose, the capital interest of a partner is determined by dividing its capital account by the sum of all partners' capital accounts. The partnership agreement of the Services Partnership provides, however, for varying allocations of income which differ from capital interests, subject to certain limitations on the aggregate amount of gross income which may be allocated to the Operating Partnership and DSI. The Company has obtained a letter ruling from the IRS that allocations according to capital interests are proper for applying the 75% and 95% gross income tests. Thus, for purposes of these gross income tests, the Services Partnership allocates its gross income to the Operating Partnership and DSI based on their capital interests in the Services Partnership. Although certain of the fees allocated from the Services Partnership do not qualify under the 75% or 95% gross income tests as "rents from real property," the Company believes that the aggregate amount of such fees (and any other non-qualifying income) allocated to the Company in any taxable year has not and will not cause the Company to exceed the limits on non-qualifying income under the 75% or 95% gross income tests described above.

    If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, a tax would be imposed on certain excess net income.

    ASSET TESTS. In order for the Company to maintain its qualification as a REIT, at the close of each quarter of its taxable year, it must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by "real estate assets," cash, cash items, and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% assets class. Third, of the assets held in securities other than those in the 75% assets class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary as defined in the Code or another REIT).

    The Company is deemed to directly hold its proportionate share of all real estate and other assets of the Operating Partnership as well as its proportionate share of all assets deemed owned by the Operating Partnership and DSI through their ownership of partnership interests in the Services Partnership and other partnerships. As a result, management believes that more than 75% of the company's assets are real estate assets. In addition, management does not expect the Company to hold (1) any securities representing more than 10% of any one issuer's voting securities other than DSI, which is a qualified REIT subsidiary, nor (2) securities of any one issuer exceeding 5% of the value of the Company's gross assets (determined in accordance with generally accepted accounting principles).

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, generally must distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain), and (ii) 95% of the net income (after tax) if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT net capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to regular capital gains and ordinary corporate tax rates on undistributed income and also may be subject to a 4% excise tax on undistributed income in certain events. Under the 1997 Act, certain non-cash income, including income from cancellation of indebtedness and original issue discount, will be excluded from income in determining the amount of dividends that a REIT is required to distribute. In addition, a REIT may elect to retain and pay income tax on any net long-term capital gains and require its shareholders to include such undistributed net capital gains in their income. If a REIT made such an election, the REIT's shareholders would receive a tax credit attributable to their share of capital gains tax paid by the REIT on the undistributed net capital gain that was included in the shareholders' income, and such shareholders would receive an increase in the basis of their shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit. The Company believes that it has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due primarily to the expenditure of cash for nondeductible expenses such as principal amortization or capital expenditures. In such event, the Company may borrow or may cause the Operating Partnership to arrange for short-term or other borrowing to permit the payment of required dividends or pay dividends in the form of taxable stock dividends. If the amount of nondeductible expenses exceeds non-cash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

    FAILURE TO QUALIFY. If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be required to be made and, if made, will not be deductible by the Company. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. The 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

    EFFECT OF TAX STATUS OF OPERATING PARTNERSHIP AND SERVICES PARTNERSHIP AND OTHER PARTNERSHIPS ON REIT QUALIFICATION. All of the Company's investments are through DSI and the Operating Partnership, which in turn hold interests in other partnerships, including the Services Partnership. The Company believes that the Operating Partnership, and each other partnership in which it holds an interest, is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the Operating Partnership, the Services Partnership or any of the other partnerships were treated as an association taxable as a corporation, the Company would cease to qualify as a REIT.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties) to the Operating Partnership. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as "Book-Tax Difference"). The partnership agreement of the Operating Partnership requires allocations of income, gain, loss and deduction with respect to a contributed Property be made in a manner consistent with the special rules of Section 704(c) of the Code and the regulations thereunder, which will tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the life of the Operating Partnership. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Differences on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Properties in the hands of the Operating Partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all Properties were to have a tax basis equal to their fair market value at the time of contribution, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed Properties in excess of the economic or book income allocated to the Company as a result of such sale. The foregoing principles also apply in determining the earnings and profits of the Company for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had the Company purchased its interests in the Properties at their agreed values.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

    As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year). However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the holder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year; provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

    In general, a domestic shareholder will realize capital gain or loss on the disposition of common stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and
(ii) the shareholder's adjusted basis of such common stock. Under the 1997 Act, for gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to a shareholder by the Company will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by the Company. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act. Loss upon a sale or exchange of common stock by a shareholder who has held such common stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

    Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisitions of the common shares with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI.

    In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's shares is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if
(i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the "five or fewer" stock ownership requirement that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more that 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's shares collectively owns more than 50% of the value of the Company's shares.

BACKUP WITHHOLDING

    The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder
(a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

    The Treasury Department recently issued proposed regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not alter the substantive withholding requirements but unify current certification procedures and forms, and clarify and modify reliance standards. If finalized in their current form, the proposed regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.

TAXATION OF NON-U.S. SHAREHOLDERS

    The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in common stock, including any reporting requirements.

    Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's common stock, but rather will reduce the adjusted basis of such common stock. To the extent that such distributions exceed the adjusted tax basis of a Non-U.S. Shareholder's common stock, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his common stock as described below (in which case they also may be subject to a 30% branch profits tax if the shareholder is a foreign corporation). As a result of a legislative change made by the Small Business Job Protection Act of 1996, effective for distributions made after August 20, 1996, the Company is required to withhold 10% of any distribution in excess of the Company's current accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%. However, the Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeds the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

    For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to domestic shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is or could be designated by the Company as a capital gain dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. Shareholder upon a sale of common stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a "domestically controlled REIT," and, therefore, that the sale of common stock will not be subject to taxation under FIRPTA. If the gain on the sale of common stock were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as domestic shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

STATE AND LOCAL TAXES

    The Company or its shareholders or both may be subject to state, local or other taxation in various state, local or other jurisdictions, including those in which they transact business or reside. The tax treatment in such jurisdictions may differ from the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in shares of the Company.

                              PLAN OF DISTRIBUTION

    The Company and the Operating Partnership may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Securities, underwriters may receive compensation from the Company, from the Operating Partnership or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company or the Operating Partnership, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company or the Operating Partnership will be described, in the Prospectus Supplement.

    Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company or the Operating Partnership may elect to list any series of Debt Securities, Preferred Stock or Depositary Shares on an exchange, but neither is obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

    Under agreements the Company and the Operating Partnership may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by the Company or the Operating Partnership against certain liabilities, including liabilities under the Securities Act.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company or the Operating Partnership in the ordinary course of business.

    If so indicated in the applicable Prospectus Supplement, the Company or the Operating Partnership, as the case may be, will authorize underwriters or other persons acting as the Company's or the Operating Partnership's agents to solicit offers by certain institutions to purchase Securities from the Company or the Operating Partnership pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company or the Operating Partnership, as the case may be. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

    The legality of the Securities offered hereby is being passed upon for the Company by Bose McKinney & Evans, Indianapolis, Indiana. In addition, the description of Federal income tax matters contained in this Prospectus entitled "Federal Income Tax Considerations" is based upon the opinion of Bose McKinney & Evans. John W. Wynne and Darell E. Zink, Jr., officers and directors of the Company, were partners in Bose McKinney & Evans through 1987 and 1982, respectively, and were of counsel to that firm until December, 1990.

                                    EXPERTS

    The Consolidated Financial Statements and related Schedules of the Company and of the Operating Partnership as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, each incorporated herein by reference, have been incorporated herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS. NEITHER WE NOR THE UNDERWRITER HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT. IF IT IS AGAINST THE LAW IN ANY STATE OR OTHER JURISDICTION TO MAKE AN OFFER TO SELL THESE SECURITIES (OR TO SOLICIT AN OFFER FROM SOMEONE TO BUY THESE SECURITIES), THEN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT APPLY TO ANY PERSON IN THAT STATE, AND THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS MAKE NO OFFER OR SOLICITATION TO ANY SUCH PERSON.

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                               TABLE OF CONTENTS

                                                                              PAGE
                                                                            ---------
                          PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............................................        S-3
The Company...............................................................        S-5
Recent Developments.......................................................        S-7
Use of Proceeds...........................................................        S-7
Capitalization............................................................        S-8
Selected Consolidated Financial Data......................................        S-9
Description of the Series D Preferred Shares and Depositary Shares........       S-12
Price Range of Common Stock and Dividend History..........................       S-20
Certain Federal Income Tax Considerations.................................       S-20
Underwriting..............................................................       S-23
Ratings...................................................................       S-24
Legal Matters.............................................................       S-24
                                PROSPECTUS
Available Information.....................................................          2
Incorporation of Certain Documents by Reference...........................          2
The Company and the Operating Partnership.................................          3
Use of Proceeds...........................................................          3
Ratios of Earnings to Fixed Charges.......................................          4
Description of Debt Securities............................................          4
Description of Preferred Stock............................................         14
Description of Depositary Shares..........................................         20
Description of Common Stock...............................................         24
Federal Income Tax Considerations.........................................         26
Plan of Distribution......................................................         33
Legal Opinions............................................................         34
Experts...................................................................         34

                                5,400,000 SHARES

                                     [LOGO]

                               DEPOSITARY SHARES
                                      EACH
                             REPRESENTING 1/10 OF A
               7.375% SERIES D CONVERTIBLE CUMULATIVE REDEEMABLE
                                PREFERRED SHARE
                          (PAR VALUE $0.01 PER SHARE)
                            (LIQUIDATION PREFERENCE
                                 EQUIVALENT TO
                          $25.00 PER DEPOSITARY SHARE)

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                          EDWARD D. JONES & CO., L.P.

                               NOVEMBER 17, 1998